UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 364th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 19, 2019

1. DATE, TIME AND PLACE: December 19, 2019, at 5:00 p.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, capital of the State of São Paulo.

2. CALL NOTICE AND ATTENDANCE: The call notice was issued in accordance with the Company's Bylaws. The members of the Company's Board of Directors who subscribe to these minutes attended the Meeting, representing the necessary quorum under the terms of the Bylaws. Mr. Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Officer, was also present as Secretary of the Meeting.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho, Chairman of the Meeting and Breno Rodrigo Pacheco de Oliveira, Secretary of the Meeting.

4. AGENDA AND DELIBERATION: After examining and debating on the matter on the Agenda, the members of the Board of Directors deliberated unanimously, as described below:

4.1. DISTRIBUTION OF INTEREST ON CAPITAL: The Board of Directors approved, by unanimous decision, the proposal of distribution of Interest on Capital based on the balance sheet of November 30, 2019, in the gross amount of R$ 350,000,000.00, which is equivalent to R$ 297,500,000.00 net of income tax. The interest per share equals R$ 0.19437665576 per common share (R$ 0.16522015740 net of income tax) and R$ 0.21381432134 per preferred share (R$ 0.18174217314 net of income tax).

The Interest on Capital shall be credited individually to shareholders, in accordance to the shareholder registry book position by the end of December 30, 2019. After this date, the shares will be considered “ex-Interest on Capital”.

The Interest on Capital will be imputed to the minimum mandatory dividend of the fiscal year 2019 ad referendum of the General Shareholders Meeting to be held in 2020, and the payment will be carried out before the end of 2020, in a date to be defined by the Company’s Board.

4.2. DISTRIBUTION OF INTERIM DIVIDENDS: The Board of Directors approved, by unanimous decision, the proposal of distribution of Interim Dividends based on the balance sheet of November 30, 2019, in the gross amount of R$ 1,000,000,000.00. The dividend per share equals R$ 0.55536187362 per common share and R$ 0.61089806098 per preferred share.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 364th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 19, 2019

The Dividend shall be credited individually to shareholders, in accordance to the shareholder registry book position by the end of December 30, 2019. After this date, the shares will be considered “ex-Interest on Capital”.

The Dividend will be imputed to the minimum mandatory dividend of the fiscal year 2019 ad referendum of the General Shareholders Meeting to be held in 2020, and the payment will be carried out before the end of 2020, in a date to be defined by the Company’s Board.

4.3. APPROVAL OF THE CONCLUSION OF THE NETWORK INFRASTRUCTURE SHARING AGREEMENT WITH TIM S.A., WHOLLY OWNED SUBSIDIARY OF TIM PARTICIPAÇÕES S.A.: The Company's proposal for the conclusion of the Network Infrastructure Sharing Agreement with TIM S.A., wholly owned subsidiary of TIM Participações S.A. (“Transaction”), was presented.

The Transaction includes the following agreements: (i) 2G Network Transfer of Rights Agreement, whose initiative is the creation of a single 2G technology network; and (ii) Single Grid Transfer of Rights Agreement, whose initiatives are expanding coverage of 4G and 3G technologies and consolidating the network. The implementation will be done gradually, as long as the quality and functioning of the initiatives are certified.

These agreements are subject to prior communication and approval by the National Telecommunications Agency - ANATEL and the Administrative Council for Economic Defense - CADE.

Said proposal will enable better operational and financial efficiency, generating an optimization of the Company's assets and resources.

The Board of Directors, after evaluating, analyzing and discussing the subject, unanimously approved the Transaction described above, according to the documents presented, authorizing the Board of Executive Officers to adopt the necessary measures for the conclusion of the Transaction, including the execution and signature of the contracts and implementation of the Transaction.

5. CLOSING: Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, December 19, 2019. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Julio Esteban Linares Lopez; Luis Miguel Gilpérez López; Luiz Fernando Furlan; Narcís Serra Serra and Sonia Julia Sulzbeck Villalobos; Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 364th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 19, 2019

I hereby certify that this is a faithful copy of the minutes of the 364th meeting of the Board of Directors of Telefônica Brasil S.A., held on December 19, 2019, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 19, 2019	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director